Forbes Energy Services Ltd.
3000 South Business Highways 281
Alice, Texas 78332
(361) 664-0549
 July 7, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Forbes Energy Services Ltd.
Request to Withdraw Registration Statement on Form S-1 File No. 333-222852
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Forbes Energy Services Ltd. (the “Company”) hereby respectfully requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-222852), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 2, 2018 and was amended on May 14, 2018 and June 6, 2018.
The Company submits this request for withdrawal as it has never issued any of the securities covered by the Registration Statement, nor have any securities been resold securities pursuant to the Registration Statement, and no further issuances or resales are contemplated in respect of the Registration Statement.
The Company confirms that though Registration Statement has been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectuses contained therein.
The Company further acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Forbes Energy Services Ltd., 3000 South Business Highways 281, Alice, Texas 78332, facsimile number (361) 664-0599, with a copy to Company’s counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, facsimile number (212) 859-4000, attention Ashar Qureshi.
If you have any questions or require any further information, please contact Ashar Qureshi of Fried, Frank, Harris, Shriver & Jacobson LLP at +44 (20) 7972-9173.

Respectfully submitted,

Forbes Energy Services Ltd.

/S/ L. MELVIN COOPER
L. Melvin Cooper Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

cc:	Ashar Qureshi, Fried, Frank, Harris, Shriver & Jacobson LLP